UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 24, 2012

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Legal Proceedings

Signature page

Key figures Q1 20121,2

1	New orders; Adjusted or organic growth rates of revenue and new orders; Total Sectors Profit; ROCE (adjusted); Free cash flow and cash conversion rate; Adjusted EBITDA; Net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

2	October 1, 2011 — December 31, 2011.

3	Adjusted for portfolio and currency translation effects.

4	Basic earnings per share — attributable to shareholders of Siemens AG. For fiscal 2012 and 2011 weighted average shares outstanding (basic) (in thousands) for the first quarter amounted to 875,421 and 871,194 shares, respectively.

5	Discontinued operations primarily consist of OSRAM, Siemens IT Solutions and Services, the former Communication activities and Siemens VDO Automotive.

6	Calculated by dividing adjusted industrial net debt as of December 31, 2011 and 2010 by annualized adjusted EBITDA.

7	Continuing and discontinued operations.

Volume	(preliminary and unaudited; in millions of €, except where otherwise stated)
			% Change
	Q1 2012	Q1 2011	Actual	Adjusted[3]
Continuing operations
New orders	19,809	20,837	(5)%	(4)%
Revenue	17,902	17,603	2%	3%

Earnings
Total Sectors	Q1 2012	Q1 2011	% Change
Adjusted EBITDA	2,024	2,548	(21)%
Total Sectors profit	1,601	2,088	(23)%
in % of revenue (Total Sectors)	8.9%	11.9%
Continuing operations
Adjusted EBITDA	2,118	3,034	(30)%
Income from continuing operations	1,356	1,846	(27)%
Basic earnings per share (in € )4	1.53	2.07	(26)%
Continuing and discontinued operations5
Net income	1,457	1,753	(17)%
Basic earnings per share (in € )[4]	1.64	1.97	(17)%

Capital efficiency
	Q1 2012		Q1 2011
Continuing operations
Return on capital employed (ROCE) (adjusted)	19.0%		23.7%
Continuing and discontinued operations5
Return on capital employed (ROCE) (adjusted)	18.4%		22.6%

Cash performance
	Q1 2012		Q1 2011
Continuing operations
Free cash flow	(1,029)		1,059
Cash conversion rate	(0.76)		0.57
Continuing and discontinued operations5
Free cash flow	(1,219)		928
Cash conversion rate	(0.84)		0.53

Liquidity and capital structure
	December 31, 2011		September 30, 2011
Cash and cash equivalents	8,977		12,468
Total equity (Shareholders of Siemens AG)	33,306		31,530
Net debt	7,951		4,995
Adjusted industrial net debt	(502)		(1,534)

Employees — in thousands
	December 31, 2011		September 30, 2011
	Cont. op.	Total7	Cont. op.	Total7
Employees	363	405	360	402
Germany	118	128	116	127
Outside Germany	246	277	244	275

Earnings Release Q1 2012

October 1 to December 31, 2011

Munich, Germany, January 24, 2012

Revenue growth continues in uncertain environment

Book-to-bill well above 1

Net income down 17% on lower Total Sectors profit

Peter Löscher, President and Chief Executive Officer of Siemens AG

“The uncertainties of the ongoing debt crisis have left their mark on the real economy. Our revenue increased again, while certain project delays burdened profits. Although a recovery is expected in the second half of the year, we must work hard to achieve our goals. With a backlog of more than 100 billion euros, a strong portfolio and a solid financial position, we are a trusted partner.”

Financial Highlights:

•

Revenue for the first quarter rose 2%, to €17.902 billion, including increases in all reporting regions and 8% growth in emerging markets. Organic revenue, excluding currency translation and portfolio effects, grew 3%.

•

Orders came in at €19.809 billion, 5% below the prior-year period which included a significantly higher volume from large orders. The book-to-bill ratio for the quarter was 1.11, and the order backlog reached a new high at €102 billion.

•	Total Sectors Profit declined 23%, to €1.601 billion, including lower profit in all Sectors.

•	Income from continuing operations was down 27%, at €1.356 billion and corresponding basic EPS was €1.53. Net income declined 17%, to €1.457 billion and corresponding basic EPS of €1.64.

Remark: Siemens began in fiscal 2012 with a new Sector, Infrastructure & Cities, comprised of operations previously included in the Industry and Energy Sectors. Prior-period results for these three Sectors are reported on a comparable basis. For more information, see the supplemental data provided with this Earnings Release or Siemens’ Annual Report for fiscal 2011.

Table of Contents
Siemens	2-4

Sectors, Equity Investments, Financial Services	5-12

Corporate Activities	13

Notes and Forward – Looking Statements	14-15

Media Relations:

Alexander Becker

Phone: +49 89 636-36558

E-mail: becker.alexander@siemens.com

Oliver Santen

Phone: +49 89 636-36669

E-mail: oliver.santen@siemens.com

Siemens AG,

80333 Munich, Germany

Siemens      2

Orders and Revenue

Revenue rises, order

backlog hits new high

The macroeconomic environment grew more uncertain in the first quarter of fiscal 2012. Revenues rose 2%. Orders for Siemens declined 5% compared to the prior-year period, when the Sectors took in a higher volume from large orders, but again came in higher than revenue for a book-to-bill ratio of 1.11. The backlog (defined as the sum of the order backlogs of the Sectors) increased to a new high of €102 billion at the end of the quarter, benefiting from positive currency translation effects of €2 billion.

Higher revenue in all regions

Revenue in Energy was up 8% year- over-year, with all Divisions contributing to the increase. Revenue for Industry rose on increases in both of its Divisions. Revenue for the Healthcare Sector was up slightly, and Infrastructure & Cities posted a modest decline.

On a geographic basis, revenue was higher in all three regions compared to the prior-year period, led by 5% growth in Asia, Australia. Emerging markets on a global basis grew faster than revenue overall, at 8% year-over-year, and accounted for €5.749 billion, or 32%, of total revenue for the quarter.

Orders decline on lower

volume from large orders

Orders rose 4% in Healthcare. The other Sectors posted order declines due to a significantly lower volume from large orders compared to the first quarter a year earlier. Orders in Industry in the prior year included a high volume of internal orders. Orders from external customers in Industry rose 6% year-over-year.

On a geographic basis, orders rose 3% in the Americas but declined 9% in Asia, Australia and 8% in the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME). Emerging markets on a global basis showed more strength than orders overall, declining only 3% and accounting for €7.192 billion, or 36%, of total orders for the quarter.

Book-to-Bill ratio

1.18
1.17
1.29
1.04
1.11
20,837 17,603
20,651 17,717
22,937 17,844
21,157 20,351
19,809 17,902
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012

Figures in millions of €

New Orders Revenue Book-to-Bill ratio

New Orders and Revenue

	Q1 2011	Q1 2012	% Change Actual	% Change Adjusted*
New Orders	20,837	19,809	(5)%	(4)%
Revenue	17,603	17,902	2%	3%

Figures in millions of €

* Excluding currency translation and portfolio effects.

New Orders & Revenue by Region

New Orders
(7)% (8)%
(2)% (3)%
5% 3%
6% 6%
(9)% (9)%
(17)% (16)%
(59)% (64)%
10,700 9,856
2,707 2,623
5,794 5,994
4,320 4,567
4,343 3,959
1,640 1,380
1,186 432
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
therein: India
Revenue
2% 1%
1% 0%
2% 0%
2% 2%
6% 5%
(4)% (4)%
8% (1)%
9,444 9,551
2,770 2,761
4,895 4,915
3,569 3,633
3,264 3,436
1,501 1,448
523 517

Figures in millions of €

Q1 2011 Q1 2012 Actual change * Commonwealth of Independant States

Adjusted change (throughout excluding currency translation and portfolio effects).

New Orders & Revenue by Sector

New Orders
(11)% (11)%
3% 4%
(2)% (2)%
(5)% (6)%
8,090 7,182
3,168 3,284
4,993 4,901
4,962 4,679
Energy Sector
Healthcare Sector
Industry Sector
Infrastructure & Cities Sector
Revenue
8% 8%
1% 1%
5% 5%
(3)% (3)%
5,723 6,176
3,135 3,152
4,486 4,702
4,184 4,055

Figures in millions of €

Q1 2011 Q1 2012 Actual change

Adjusted change

Siemens      3

Income and Profit

Total Sectors profit burdened by

charges and higher functional costs

Total Sectors profit declined to €1.601 billion in the first quarter, down from €2.088 billion in the same period a year earlier. The difference was due mainly to project charges in Energy and Infrastructure & Cities. In addition, Healthcare took charges related to its two-year initiative “Agenda 2013” to increase competitiveness and innovation. Total Sectors profit was further held back by higher functional costs in all Sectors associated with growth, and by increased pricing pressure in renewable energy. For comparison, Total Sectors profit in the first quarter a year earlier was burdened by €240 million in expenses for special employee remuneration.

With its short-cycle businesses continuing to perform well, Industry contributed €556 million to Total Sectors profit in the first quarter, down from €641 million in the same period a year earlier. In the Energy Sector, profit fell to €481  million from €753  million a year earlier. The Sector took €203 million of the project charges mentioned above, related to delays in transmission projects, and posted losses in Renewable Energy. Fossil Power Generation delivered another strong earnings performance. Healthcare recorded profit of €364 million, down from €381 million in the prior-year period due largely to the charges mentioned above, totaling €72 million. First-quarter profit for Infrastructure & Cities fell to €200 million from €313  million a year earlier. This was due in part to €69 million of project charges mentioned above, related to delays in a rolling stock order in Germany.

Income falls with Sectors profit

Income from continuing operations was €1.356 billion. Corresponding EPS was €1.53. In the prior-year period, income from continuing operations was €1.846 billion with corresponding basic EPS of €2.07. The main reason for the decline year-over-year was lower Total Sectors profit, while Financial Services (SFS) continued to deliver strong earnings contributions. Overall, results outside the Sectors remained nearly stable year-over-year, with the exception of the €240  million related to special employee remuneration allocated to the Sectors as mentioned above. The remuneration was accrued centrally at the end of fiscal 2010 before being debited to the Sectors in the first quarter of fiscal 2011. This created a corresponding positive effect within Corporate items.

Positive contributions from

discontinued operations

Net income was €1.457 billion compared to €1.753 billion in the prior-year period. Corresponding basic EPS declined to €1.64 from €1.97 a year earlier. Within net income, discontinued operations swung to a positive €101 million from a negative €93 million a year earlier. The improvement was due to a sharply lower loss related to Siemens IT Solutions and Services, which was sold to AtoS S.A. (AtoS) between the periods under review. This loss was €2  million in the current period, down from €170 million in the first quarter a year earlier. Income from discontinued operations related to OSRAM came in slightly higher, reaching €115 million compared to €111 million a year earlier. OSRAM reported a 7% revenue increase compared to the first quarter a year earlier, and 3% growth on an organic basis. OSRAM announced its intention to further strengthen its position in LED lighting while reducing its capacities for traditional lighting products.

Siemens      4

Cash, Return on Capital Employed (ROCE), Pension Funded Status

Weak cash performance at Total Sectors

After a strong year-end cash performance in fiscal 2011, Free cash flow at the Sector level was a negative €128  million in the current quarter compared to a positive €1.489 billion in the first quarter a year ago. The change year-over-year was due mainly to a substantial increase in trade and other receivables, especially in Energy, €0.3 billion related to the particle therapy business at Healthcare and also to lower Total Sectors profit. Free cash flow from continuing operations was a negative €1.029 billion compared to a positive €1.059 billion in the prior-year period, due mainly to the weak cash performance in the Sectors.

Free cash flow from discontinued operations was a negative €190 million compared to a negative €131 million in the first quarter a year ago. The decrease year-over-year related mainly to OSRAM, including net payments associated with contributions to pension plans, partly offset by lower cash outflows related to Siemens IT Solutions and Services.

ROCE declines on lower income from continuing operations

On a continuing basis, ROCE (adjusted) declined to 19.0% in the first quarter of fiscal 2012, down from 23.7% a year earlier. The difference was due to lower income from continuing operations, only slightly offset by lower average capital employed year-over-year.

Improvement in pension plan underfunding

The estimated underfunding of Siemens’ pension plans (continuing operations) as of December 31, 2011 amounted to approximately €5.7 billion, compared to an underfunding of approximately €6.2 billion at the end of fiscal 2011. The improvement in funded status since September 30, 2011 is due mainly to a positive actual return on plan assets. This was only partly offset by an increase in Siemens’ defined benefit obligation (DBO) resulting from a decrease in the discount rate assumption as of December 31, 2011 and from accrued service and interest costs.

Sectors      5

Energy Sector

Revenue growth continues, profit impact from grid projects

Effective with the beginning of fiscal 2012, the Energy Sector no longer includes the Power Distribution Division, which was transferred to the new Infrastructure & Cities Sector. Prior-period results for the Sector are reported on a comparable basis.

Energy reported a profit of €481 million in the first quarter, substantially below €753 million in the same period a year earlier. While Fossil Power Generation continued its strong project execution and earnings performance of recent quarters, Power Transmission recorded a substantial loss due to project charges, and Renewable Energy also posted a loss. Sector profit was further held back by higher functional costs resulting mainly from Energy’s business expansion strategy. For comparison, profit in the prior-year period amount included the Sector’s €60 million share of the special employee remuneration mentioned earlier.

First quarter revenue rose 8% on conversion from Energy’s strong order backlog, including double-digit revenue growth at Oil & Gas. On a regional basis, revenue grew rapidly in Asia, Australia, while Europe/CAME posted solid growth and revenue remained flat in the Americas. In contrast, order development was mixed in the first quarter. Orders at Fossil Power Generation came in substantially lower compared to the prior-year period, which included a much larger volume from major orders, and Power Transmission also posted significantly lower orders. These declines were only partly offset by Renewable Energy, where orders jumped from a low basis of comparison in the prior year period. As a result, orders for the Sector overall fell 11% compared to the first quarter a year ago. The regional picture for orders was also mixed, including a slight increase in the Americas and decreases in other regions. The book-to-bill ratio for Energy was 1.16, and the Sector’s order backlog increased to €58 billion at the end of the quarter.

Revenue and profit climb on strong project execution

Fossil Power Generation generated profit of €580 million, up 22% compared to the prior-year period on strong project performance in the solutions business and, to a lesser extent, a higher earnings contribution from the service business. Profit also benefited from an €87 million gain on the divestment of the joint venture stake in OAO Power Machines, as part of the ongoing reorganization and expansion of its manufacturing network and service activities in Russia. This gain more than offset further project charges of €51 million related to the Olkiluoto project in Finland. Revenue rose 6% compared to the first quarter a year earlier, primarily on growth in Asia, Australia. Due to the lower volume from major orders mentioned above, first-quarter orders were down 30% including declines in all three reporting regions.

Growth continues, increased pricing pressure

The Renewable Energy business includes Siemens’ Wind Power Division and Solar & Hydro Division. Higher expenses for R&D, marketing and selling associated with expansion in a highly competitive market, a less

Sectors      6

favorable revenue mix, and increased pricing pressure resulted in a loss for Wind Power. As a result, Renewable Energy posted a loss of €48 million in the first quarter. Revenue for Renewable Energy rose 9% year-over-year, with nearly all growth coming from the Americas region. New orders climbed 65% compared to the first quarter a year earlier, which included a low volume from large orders. The Americas recorded a number of large orders for onshore wind-farms in the U.S., and led growth in all three reporting regions. The wind business expects continued revenue growth and a return to profitability in coming quarters.

Steady contributions from Oil & Gas

Oil & Gas produced profit of €90  million in the first quarter, down from the prior-year period due primarily to recognition of a valuation allowance on receivables. Revenue increased 16% on growth in all reporting regions, with the highest increases coming from Asia, Australia. Orders edged up 2% as increases in Asia, Australia and Europe/CAME more than offset lower orders in the Americas.

Grid connection charges, pricing pressure burden profit

Power Transmission reported a loss of €145  million for the first quarter. The major factor was €203 million in project charges mainly related to grid connections to offshore wind-farms, in Germany, due to project delays resulting from a complex regulatory environment and cost increases associated with marine platforms. The Division was also impacted by a less favorable revenue mix. First-quarter revenue rose 3% year-over-year, as growth in Europe/CAME more than offset decreases in the Americas and Asia, Australia. First-quarter orders came in 21% lower compared to the prior-year quarter, including a sharp drop in orders in the solutions business. Orders were down in all three reporting regions, most notably Asia, Australia. The Division expects continuing challenges in coming quarters.

Sectors      7

Healthcare Sector

Orders and revenue grow,

global initiative impacts profit

First-quarter profit in the Healthcare Sector was €364  million, influenced by a two-year global initiative “Agenda 2013” aimed at improving the Sector’s competitive position and expanding its capacity for innovation. The Sector took €72  million in charges related to this initiative in the first quarter, in part for refocusing the radiation oncology business and improving the cost position at Diagnostics. Healthcare expects additional charges related to the initiative in coming quarters. Profit development in the current period also included higher marketing, selling and general administrative expenses. For comparison, Healthcare profit of €381 million in the first quarter a year earlier was held back by €32 million in charges related to the particle therapy business, a reserve of €19  million related to a customer loan and receivables in the audiology business, and the Sector’s €43 million portion of the special employee remuneration mentioned earlier.

In connection with the “Agenda 2013” initiative, Diagnostics took €35 million charges related to improving its cost position. This was partly offset by positive results from a more favorable product mix. As a result, profit came in at €67 million compared to €78 million in the first quarter a year earlier. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €42 million in the first quarter. A year earlier, Diagnostics recorded €44  million in PPA effects. Operational challenges are expected to continue in coming quarters.

Healthcare increased revenue and orders 1% and 4%, respectively, compared to the prior-year period. Order growth came primarily from imaging and therapy systems and clinical products. On a regional basis, Asia, Australia was the primary growth driver for the Sector, including double-digit increases in China for both revenue and orders. The Americas region showed modest growth, while revenue and orders each declined in Europe/CAME. The book-to-bill ratio was 1.04, and Healthcare’s order backlog was €7 billion at the end of the first quarter.

The Sector’s Diagnostics business contributed to overall growth, with revenue of €925 million and orders of €927 million rising from €916  million and €926  million, respectively, in the prior-year period. On a geographic basis, Asia, Australia drove revenue and order growth on the strength of double-digit increases in China, while other regions showed slight declines.

Sectors      8

Industry Sector

Short-cycle businesses holding up, ongoing investments in growth

Effective with the beginning of fiscal 2012, the Industry Sector no longer includes Siemens’ transportation and logistics, building technologies and low voltage businesses, which were transferred to the new Infrastructure & Cities Sector. The Industry Solutions Division was dissolved and its business activities mainly divided up among the Industry Automation Division, the Drive Technologies Division and the Sector-led Metals Technologies Business Unit. Prior-period results for the Sector are reported on a comparable basis.

In a robust business environment, Industry’s short cycle businesses continued to increase revenue year-over-year and the Sector further invested in growth and innovation. Higher associated expenses for functional costs held back profit and profitability in the current quarter. First-quarter profit was also burdened by pricing pressure for offerings in the markets for renewable energy. As a result, profit in Industry in the current period came in at €556 million. For comparison, first-quarter profit of €641 million a year earlier benefited from a more favorable revenue mix. Together with lower functional costs, this more than offset the Sector’s €75  million share of the special employee remuneration costs mentioned above.

Revenue in the current quarter was up 5% compared to the prior-year period. On a regional basis, a double-digit revenue increase in Europe/CAME on strong demand from export-oriented customers more than offset declines in other regions. Orders came in somewhat lower compared to the same quarter a year earlier, which included a significantly higher volume from large orders at Drive Technologies. The Sector’s book-to-bill ratio was 1.04 and its order backlog was €12 billion at the end of the quarter.

Growth continues, less favorable revenue mix

Industry Automation contributed first-quarter profit of €323 million, a decline from the prior-year period due mainly to increased expenses for marketing and selling associated with growth initiatives. The Division’s revenue mix was also less favorable compared to the first quarter a year ago. Overall profitability for Industry Automation in both periods is strongly influenced by lower-margin industrial solutions activities including water technologies, which were transferred into Industry Automation effective with the beginning of fiscal 2012. Revenue was 4% higher in the current period, on increases in all three reporting regions. Orders came in 12% higher compared to the prior-year period. The change year-over-year included a positive effect from order recognition related to product lifecycle management software. On a regional basis, orders grew in all three regions including double-digit increases in the Americas and Europe/CAME. PPA effects related to the fiscal 2007 acquisition of UGS Corp. were €35 million in the current period, unchanged from the same quarter a year earlier.

Sectors      9

Profit under pressure

First-quarter profit at Drive Technologies was €194 million, down from €239  million a year earlier. The decline was due mainly to higher marketing and selling costs associated with growth and continuing increases in R&D expenses including for eCar. Furthermore, the Division’s offerings for wind energy were negatively influenced by pricing pressure. In contrast, in a robust business environment, the Division’s short-cycle businesses improved profit and profitability year-over-year. Overall profitability for Drive Technologies in both periods was influenced by lower-margin industrial solutions activities, which were transferred into the Division effective with the beginning of fiscal 2012. Revenue for the quarter was 4% higher than a year earlier, and orders declined 12% due to the large internal orders mentioned above, which were significantly higher in the prior-year period. On a regional basis, revenue and orders increased in the Americas and Europe/CAME.

Sectors      10

Infrastructure & Cities Sector

Rolling stock and low and medium voltage pull down results for new Sector

The Infrastructure & Cities Sector combines Siemens’ businesses in transportation and logistics, power grid solutions and products, and building technologies. These businesses were formerly included within the Energy and Industry Sectors. Prior-period results for the Sector are reported on a comparable basis.

The Infrastructure & Cities Sector recorded a profit of €200 million in the first quarter, held back by a charge of €69 million at a rolling stock project, a less favorable business mix at the Low and Medium Voltage Division as well as higher functional costs associated with growth initiatives. For comparison, profit of €313 million in the prior-year period included a €63 million share of the special employee remuneration mentioned earlier. First-quarter revenue for Infrastructure & Cities declined 3% year-over-year. Orders came in 6% lower than the prior-year period, which included a significantly higher volume from major orders at Transportation & Logistics. The Power Grid Solutions & Products business and Building Technologies Division posted volume growth compared to the first quarter a year earlier. On a regional basis, revenue and orders grew in the Americas but declined in Europe/CAME and Asia, Australia.

The Sector’s book-to-bill ratio was 1.15 and its order backlog at the end of the quarter was €25 billion.

Project delay holds back

profit and revenue

The Transportation & Logistics business includes Siemens’ Rail Systems Division and Mobility and Logistics Division. Profit for Transportation & Logistics fell to €27  million in the first quarter, a significant decline from the prior-year period. The primary factor was charges of €69 million related to delays in fulfilling a rolling stock order in Germany. This delay also reduced revenue by €45 million during the quarter, and revenues overall came in 10% lower compared to the first quarter a year earlier. While the current period includes a major order for trains in Russia, the prior-year period included a number of such orders, including a major order for high-speed trains in the U.K. As a result, orders for the current period came in 15% lower than a year earlier. On a regional basis, revenue and orders declined in all three reporting regions compared to the prior-year period.

Sectors      11

Higher revenue and orders,

further spending for growth

The Power Grid Solutions & Products business includes Siemens’ Low and Medium Voltage Division and its Smart Grid Division. First-quarter profit for Power Grid Solutions & Products declined to €82 million due to a less favorable business mix mainly at the low voltage business and higher expenses for smart grid growth initiatives. Revenue rose 2% compared to the first quarter a year ago, due to growth in the Americas. Orders increased 7%, as growth in the Americas and Asia, Australia more than offset a decline in Europe/CAME.

Revenue growth, slight profit decline

Building Technologies contributed profit of €85 million in the first quarter. The decline compared to the prior-year period was due to higher functional costs associated with growth initiatives. Revenue and orders were up 4% and 1%, respectively, compared to the prior-year period on broad-based growth throughout the Division. On a regional basis, revenue was up in all three reporting regions while order growth came from Asia, Australia and Europe/CAME.

Equity Investments and Financial Services      12

Equity Investments and Financial Services

Positive contributions

from Equity Investments

Profit at Equity Investments in the current period was €75 million compared to €85  million a year earlier. The result related to Siemens’ share in Nokia Siemens Networks B.V. (NSN) was equity investment income of €0 million compared to equity investment income of €18 million in the prior-year period. NSN reported to Siemens that it took restructuring charges and integration costs totaling €23 million, down from €29 million in the first quarter a year earlier. In the coming quarter, NSN expects substantial charges related to its previously announced global restructuring program aimed at maintaining long-term competitiveness and improving profitability.

Profit from Equity Investments is expected to be volatile in coming quarters.

SFS’s growth strategy drives strong profit performance, divestment gain

As previously announced, effective with the beginning of fiscal 2012 SFS realigned its resources and expertise in the capital business into two global business models: Project and Structured Finance and Commercial Finance.

In the first quarter, SFS generated €199 million in profit (defined as income before income taxes), a sharp increase compared to €102 million in the prior-year period. The current period benefited from a €78 million gain on the sale of a stake in Bangalore International Airport Limited, a public-private partnership. This transaction reduced SFS’s equity participation from 40% to 26%.

The capital business generated higher interest results compared to the prior-year period, partly offset by increased operating expenses associated with its growth strategy. SFS took advantage of a favorable environment to book new business, and Total assets increased significantly, to €16.126 billion, including positive currency translation effects. The resulting growth in new business reduced Siemens’ Total liquidity.

Siemens Real Estate, Corporate Activities and Eliminations      13

Siemens Real Estate, Corporate Activities and Eliminations

Lower gains on

disposals of real estate

Income before income taxes at Siemens Real Estate (SRE) was €5 million in the first quarter, compared to €97 million in the same period a year earlier. This decrease is mainly attributable to significantly lower income related to the disposal of real estate.

Losses at

Corporate items and pensions

Corporate items and pensions totaled a negative €74 million in the first quarter compared to a positive €259 million in the same period a year earlier. The difference was due primarily to Corporate items, which were a negative €61 million compared to a positive €231 million in the first quarter of fiscal 2011. The current quarter included net expenses of €46 million related to a major asset retirement obligation, compared to €24 million in the prior-year quarter. In addition, the current quarter includes an amount of €35 million related to reimbursements to AtoS for costs which arise in connection with AtoS becoming Siemens’ external IT service provider. The prior-year quarter benefited from management’s allocation of €267  million of personnel-related costs related to the special employee remuneration mentioned earlier, which had been accrued in Corporate Items in fiscal 2010. Within this amount are €240 million that were allocated to the Sectors as mentioned earlier. The prior period also included higher net expenses related to legal and regulatory matters.

Centrally carried pension expense totaled a negative €13 million in the first quarter, compared to a positive €28 million in the prior-year period. The change is due primarily to a negative effect resulting from a lower expected return on plan assets and higher interest costs.

Improved result from Corporate Treasury activities

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a positive €39  million in the first quarter compared to a negative €32 million in the same period a year earlier. The primary factor in the improvement was higher income from Corporate Treasury activities due mainly to changes in the fair market value of interest rate derivatives used for interest rate management.

Notes and Forward-Looking Statements      14

Notes and Forward-Looking Statements

All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings.

Financial Publications are available for download at:

www.siemens.com/ir g Publications & Events.

New orders and order backlog; adjusted or organic growth rates of revenue and new orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ annual report on Form 20-F for fiscal 2011, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Beginning today at 07:30 a.m. CET, the press conference at which CEO Peter Löscher and CFO Joe Kaeser discuss the quarterly figures will be broadcast live at

www.siemens.com/pressconference.

Starting at 08:30 a.m. CET, Peter Löscher and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at

www.siemens.com/analystcall. Recordings of the press conference and the analysts and investors conference will subsequently be made available as well.

Starting today at 10 a.m. CET, we will also provide a live video webcast of Chairman of the Supervisory Board Dr. Gerhard Cromme’s and CEO Peter Löscher’s speeches to the Annual Shareholders’ Meeting at the Olympic Hall in Munich, Germany. You can access the webcast at

www.siemens.com/press/agm. A video of the speeches will be available after the live webcast.

This document contains forward-looking statements and information

— that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining or expenditures increasing as a result of adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the US$, British £ and the currencies of emerging markets such as China, India and Brazil), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, deterioration in the capital markets, decline in the conditions for the credit business, uncertainty related to the subprime, financial market and liquidity crises, including the sovereign debt crisis in the Eurozone, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures, including reorganization measures relating to its segments; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the performance, measurement criteria and composition of its Environmental Portfolio; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens or that there may be delays in the delivery of new products and services due to unexpected technical difficulties; changes in business strategy; the interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time resulting for example from natural disasters; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the first three months of fiscal 2012 and 2011 and as of September 30, 2011

(in millions of €)

	New orders(2)		External revenue		Intersegment revenue		Total revenue		Profit(3)		Assets(4)		Free cash flow(5)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(6)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	12/31/11	9/30/11	2012	2011	2012	2011	2012	2011
Sectors(1)
Energy	7,182	8,090	6,123	5,655	52	69	6,176	5,723	481	753	432	656	97	695	100	82	108	102
Healthcare	3,284	3,168	3,140	3,117	11	18	3,152	3,135	364	381	12,164	11,264	(156)	238	98	55	205	163
Industry	4,901	4,993	4,345	4,195	358	291	4,702	4,486	556	641	6,760	6,001	78	341	76	62	137	136
Infrastructure & Cities	4,679	4,962	3,881	4,035	174	150	4,055	4,184	200	313	3,572	3,169	(147)	214	53	48	64	65

Total Sectors	20,046	21,214	17,489	17,001	595	527	18,085	17,528	1,601	2,088	22,928	21,090	(128)	1,489	326	247	515	466
Equity Investments	—	—	—	—	—	—	—	—	75	85	3,388	3,382	2	—	—	—	—	—
Financial Services (SFS)	197	224	176	201	21	23	197	224	199	102	16,126	14,602	55	99	6	9	59	79
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	72	215	75	222	2	5	78	227	—	(1)	(394)	(397)	(14)	(50)	1	3	1	3
Siemens Real Estate (SRE)	554	516	83	106	484	412	567	518	5	97	5,166	4,974	(80)	(34)	82	83	68	66
Corporate items and pensions	136	121	78	72	43	37	121	109	(74)	259	(9,093)	(9,806)	(441)	(343)	32	11	15	14
Eliminations, Corporate Treasury and other reconciling items	(1,195)	(1,453)	—	—	(1,146)	(1,004)	(1,146)	(1,004)	39	(32)	67,735	70,398	(423)	(101)	—	(1)	(11)	(13)

Siemens	19,809	20,837	17,902	17,603	—	—	17,902	17,603	1,846	2,599	105,858	104,243	(1,029)	1,059	447	353	648	615

(1)	Commencing with fiscal 2012, Sector Infrastructure & Cities was implemented. Prior period information has been recast to conform to the fiscal 2012 presentation.

(2)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(3)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(4)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(5)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)

For the first three months of fiscal 2012 and 2011 ended December 31, 2011 and 2010

(in millions of €, per share amounts in €)

	2012	2011
Revenue	17,902	17,603
Cost of goods sold and services rendered	(12,820)	(11,955)

Gross profit	5,082	5,648
Research and development expenses	(986)	(864)
Marketing, selling and general administrative expenses	(2,638)	(2,411)
Other operating income	114	260
Other operating expense	(101)	(214)
Income from investments accounted for using the equity method, net	198	123
Interest income	562	548
Interest expense	(433)	(419)
Other financial income (expense), net	48	(72)

Income from continuing operations before income taxes	1,846	2,599
Income taxes	(490)	(753)

Income from continuing operations	1,356	1,846
Income (loss) from discontinued operations, net of income taxes	101	(93)

Net income	1,457	1,753

Attributable to:
Non-controlling interests	18	35
Shareholders of Siemens AG	1,440	1,718
Basic earnings per share
Income from continuing operations	1.53	2.07
Income (loss) from discontinued operations	0.11	(0.10)

Net income	1.64	1.97

Diluted earnings per share
Income from continuing operations	1.52	2.05
Income (loss) from discontinued operations	0.11	(0.10)

Net income	1.63	1.95

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited)

For the first three months of fiscal 2012 and 2011 ended December 31, 2011 and 2010

(in millions of €)

	2012	2011
Net income	1,457	1,753
Currency translation differences	559	377
Available-for-sale financial assets	(56)	15
Derivative financial instruments	(73)	(56)
Actuarial gains and losses on pension plans and similar commitments	332	797

Other comprehensive income, net of tax(1)	762	1,133

Total comprehensive income	2,219	2,886

Attributable to:
Non-controlling interests	28	50
Shareholders of Siemens AG	2,191	2,836

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €(31) million and €15 million, respectively, for the three months ended December 31, 2011 and 2010.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)

For the first three months of fiscal 2012 and 2011 ended December 31, 2011 and 2010

(in millions of €)

	2012	2011
Cash flows from operating activities
Income from continuing operations	1,356	1,846
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	648	615
Income taxes	490	753
Interest (income) expense, net	(129)	(129)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(12)	(76)
(Gains) losses on sales of investments, net (1)	(176)	(8)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	—	(1)
(Income) losses from investments (1)	(116)	(121)
Other non-cash (income) expenses	(96)	(54)
Change in assets and liabilities
(Increase) decrease in inventories	(785)	(597)
(Increase) decrease in trade and other receivables	(899)	(210)
Increase (decrease) in trade payables	(666)	(453)
Change in other assets and liabilities	(88)	137
Additions to assets held for rental in operating leases	(101)	(114)
Income taxes paid	(233)	(362)
Dividends received	8	8
Interest received	219	178

Net cash provided by (used in) operating activities — continuing operations	(581)	1,412
Net cash provided by (used in) operating activities — discontinued operations	(152)	(4)

Net cash provided by (used in) operating activities — continuing and discontinued operations	(734)	1,408
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(447)	(353)
Acquisitions, net of cash acquired	(264)	(128)
Purchases of investments (1)	(109)	(263)
Purchases of current available-for-sale financial assets	(8)	(1)
(Increase) decrease in receivables from financing activities	(1,009)	92
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (1)	355	564
Proceeds and (payments) from disposals of businesses	(1)	38
Proceeds from sales of current available-for-sale financial assets	9	7

Net cash provided by (used in) investing activities — continuing operations	(1,473)	(44)
Net cash provided by (used in) investing activities — discontinued operations	(113)	(127)

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,586)	(171)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners	14	81
Proceeds from issuance of long-term debt	—	113
Repayment of long-term debt (including current maturities of long-term debt)	(2,208)	(12)
Change in short-term debt and other financing activities	1,187	206
Interest paid	(169)	(139)
Dividends paid to non-controlling interest holders	(25)	(16)
Financing discontinued operations (2)	(309)	(133)

Net cash provided by (used in) financing activities — continuing operations	(1,508)	100
Net cash provided by (used in) financing activities — discontinued operations	265	131

Net cash provided by (used in) financing activities — continuing and discontinued operations	(1,244)	231
Effect of exchange rates on cash and cash equivalents	70	51
Net increase (decrease) in cash and cash equivalents	(3,494)	1,519
Cash and cash equivalents at beginning of period	12,512	14,227

Cash and cash equivalents at end of period	9,018	15,746
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	41	84

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	8,977	15,662

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(2)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2011 (preliminary and unaudited) and September 30, 2011

(in millions of €)

	12/31/11	9/30/11
ASSETS
Current assets
Cash and cash equivalents	8,977	12,468
Available-for-sale financial assets	478	477
Trade and other receivables	16,104	14,847
Other current financial assets	3,114	2,899
Inventories	16,233	15,143
Income tax receivables	766	798
Other current assets	1,343	1,264
Assets classified as held for disposal	4,990	4,917

Total current assets	52,005	52,813

Goodwill	16,374	15,706
Other intangible assets	4,526	4,444
Property, plant and equipment	10,664	10,477
Investments accounted for using the equity method	5,092	4,966
Other financial assets	13,248	11,855
Deferred tax assets	3,215	3,206
Other assets	734	776

Total assets	105,858	104,243

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	2,841	3,660
Trade payables	7,187	7,677
Other current financial liabilities	2,223	2,247
Current provisions	5,126	5,168
Income tax payables	2,198	2,032
Other current liabilities	21,738	21,020
Liabilities associated with assets classified as held for disposal	1,669	1,756

Total current liabilities	42,982	43,560

Long-term debt	14,566	14,280
Pension plans and similar commitments	6,774	7,307
Deferred tax liabilities	596	595
Provisions	3,771	3,654
Other financial liabilities	1,270	824
Other liabilities	1,952	1,867

Total liabilities	71,911	72,087

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	5,975	6,011
Retained earnings	27,121	25,881
Other components of equity	352	(68)
Treasury shares, at cost (2)	(2,885)	(3,037)

Total equity attributable to shareholders of Siemens AG	33,306	31,530

Non-controlling interests	641	626

Total equity	33,947	32,156

Total liabilities and equity	105,858	104,243

(1)	Authorized: 1,117,803,421 and 1,117,803,421 shares, respectively.
Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	37,947,154 and 39,952,074 shares, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

New orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the first three months of fiscal 2012 and 2011 ended December 31, 2011 and 2010

(in millions of €)

	New orders						Revenue						Profit(1)			Profit margin
	2012	2011	% Change		therein		2012	2011	% Change		therein		2012	2011	% Change	2012	2011
			Actual	Adj- usted(2)	Cur- rency	Port- folio			Actual	Adj- usted(2)	Cur- rency	Port- folio
Sectors
Energy Sector	7,182	8,090	(11)%	(11)%	(2)%	1%	6,176	5,723	8%	8%	(1)%	1%	481	753	(36)%	7.8%	13.1%
therein: Fossil Power Generation	2,742	3,916	(30)%	(31)%	(1)%	1%	2,612	2,454	6%	6%	(1)%	1%	580	474	22%	22.2%	19.3%
Renewable Energy(3)	1,560	945	65%	66%	(1)%	0%	943	868	9%	9%	(1)%	0%	(48)	36	—	(5.1)%	4.2%
Oil & Gas	1,422	1,394	2%	1%	0%	2%	1,239	1,066	16%	16%	(1)%	2%	90	108	(17)%	7.3%	10.2%
Power Transmission	1,553	1,957	(21)%	(16)%	(4)%	0%	1,465	1,428	3%	5%	(2)%	0%	(145)	135	—	(9.9)%	9.4%
Healthcare Sector	3,284	3,168	4%	3%	0%	0%	3,152	3,135	1%	1%	0%	0%	364	381	(4)%	11.6%	12.2%
therein: Diagnostics	927	926	0%	1%	(1)%	0%	925	916	1%	2%	(1)%	0%	67	78	(14)%	7.3%	8.5%
Industry Sector	4,901	4,993	(2)%	(2)%	0%	0%	4,702	4,486	5%	5%	(1)%	0%	556	641	(13)%	11.8%	14.3%
therein: Industry Automation	2,452	2,188	12%	13%	(1)%	0%	2,249	2,172	4%	4%	0%	0%	323	362	(11)%	14.3%	16.7%
Drive Technologies	2,297	2,625	(12)%	(12)%	0%	0%	2,161	2,070	4%	5%	0%	0%	194	239	(19)%	9.0%	11.5%
Infrastructure & Cities Sector	4,679	4,962	(6)%	(5)%	(1)%	0%	4,055	4,184	(3)%	(3)%	(1)%	0%	200	313	(36)%	4.9%	7.5%
therein: Transportation & Logistics(3)	1,937	2,269	(15)%	(15)%	(1)%	0%	1,399	1,556	(10)%	(10)%	0%	0%	27	102	(73)%	1.9%	6.5%
Power Grid Solutions & Products(3)	1,496	1,397	7%	10%	(3)%	0%	1,353	1,330	2%	4%	(2)%	0%	82	120	(32)%	6.0%	9.0%
Building Technologies	1,353	1,335	1%	1%	0%	0%	1,370	1,323	4%	3%	0%	0%	85	89	(5)%	6.2%	6.7%

Total Sectors	20,046	21,214	(6)%	(5)%	(1)%	1%	18,085	17,528	3%	4%	(1)%	0%	1,601	2,088	(23)%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

(3)	Renewable Energy is the sum of the Wind Power Division and the Solar & Hydro Division; Transportation & Logistics is the sum of the Rail Systems Division and the Mobility and Logistics Division; Power Grid Solutions & Products is the sum of the Low and Medium Voltage Division and the Smart Grid Division.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the first three months of fiscal 2012 and 2011 ended December 31, 2011 and 2010

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Sectors
Energy Sector	481	753	21	8	79	(3)	381	748	20	19	88	84	489	850	7.9%	14.9%
therein: Fossil Power Generation	580	474	15	3	80	(3)	485	474	6	4	31	29	521	506
Renewable Energy(7)	(48)	36	(3)	(6)	(1)	3	(45)	40	5	6	19	17	(21)	63
Oil & Gas	90	108	—	—	(1)	(1)	91	109	7	7	15	14	114	130
Power Transmission	(145)	135	9	11	1	(2)	(154)	126	3	3	21	23	(130)	152
Healthcare Sector	364	381	2	1	(10)	2	372	378	113	81	92	82	577	541	18.3%	17.3%
therein: Diagnostics	67	78	—	—	1	3	66	75	80	49	55	56	201	180
Industry Sector	556	641	2	2	(4)	(1)	557	640	64	64	73	72	694	776	14.8%	17.3%
therein: Industry Automation	323	362	1	—	(1)	—	323	362	49	50	30	30	402	442
Drive Technologies	194	239	1	1	(1)	1	194	237	12	12	40	38	246	287
Infrastructure & Cities Sector	200	313	5	1	(5)	(4)	199	315	27	26	38	39	264	380	6.5%	9.1%
therein: Transportation & Logistics(7)	27	102	2	—	(4)	(3)	28	105	3	3	10	11	42	119
Power Grid Solutions & Products(7)	82	120	3	2	(1)	(1)	80	119	9	10	16	16	104	145
Building Technologies	85	89	—	—	(1)	—	85	89	15	14	12	12	112	115
Total Sectors	1,601	2,088	31	11	61	(5)	1,509	2,082	224	190	291	276	2,024	2,548

Equity Investments	75	85	74	72	2	7	—	5	—	—	—	—	—	5
Financial Services (SFS)	199	102	95	26	106	73	(1)	3	2	2	58	77	58	82
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	—	(1)	2	3	—	—	(2)	(3)	1	1	—	2	(1)	—
Siemens Real Estate (SRE)	5	97	—	—	(30)	(15)	35	113	—	—	68	65	103	179
Corporate items and pensions	(74)	259	—	—	(35)	14	(39)	245	3	3	12	11	(24)	260
Eliminations, Corporate Treasury and other reconciling items	39	(32)	(4)	10	73	(16)	(30)	(26)	—	—	(11)	(13)	(41)	(39)

Siemens	1,846	2,599	198	123	177	57	1,471	2,419	230	196	418	419	2,118	3,034

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of € — million in the current period and € — million in the prior-year period, respectively.

(7)	Renewable Energy is the sum of the Wind Power Division and the Solar & Hydro Division; Transportation & Logistics is the sum of the Rail Systems Division and the Mobility and Logistics Division; Power Grid Solutions & Products is the sum of the Low and Medium Voltage Division and the Smart Grid Division.

Due to rounding, numbers presented may not add up precisely to totals provided.

Munich, January 24, 2012

Legal proceedings

Information regarding investigations and other legal proceedings, as well as the potential risks associated with such proceedings and their potential financial impact on Siemens, is included in the Company’s Consolidated Financial Statements as of September 30, 2011 (Consolidated Financial Statements).

Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Consolidated Financial Statements are described below.

Public corruption proceedings

Governmental and related proceedings

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). A unanimous decision on the merits was rendered by the ICSID arbitration tribunal in February 2007, awarding Siemens AG, inter alia, compensation in the amount of US$217.8 million, plus compound interest thereon at a rate of 2.66% since May 18, 2001. Argentina subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. In August 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party. As previously reported, the Argentinean Anti-Corruption Authority is conducting an investigation against individuals into corruption of government officials in connection with the award of the contract for the DNI project to Siemens in 1998. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also repeatedly requested judicial assistance from the Munich public prosecutor and the federal court in New York. In December 2011, the U.S.

Securities and Exchange Commission (SEC) and U.S. Department of Justice filed an indictment against nine individuals based on the same facts as the investigation of the Argentinean Anti-Corruption Authority. Most of these individuals are former Siemens employees. The former member of the Managing Board of Siemens AG, Dr. Uriel Sharef, is also involved. Siemens AG is not party to the proceedings.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. GPIC’s investigation was focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving – among others – former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. Both investigations may have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and may affect the future business activities of Siemens in Greece. In January 2011, the GPIC alleged in a letter to Siemens that the damage suffered by the Greek state amounts to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. While Siemens rejects these allegations as unfounded and continues to defend itself, Siemens and the Greek state continue to be engaged in discussions to resolve the matter.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery or other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

Antitrust proceedings

As previously reported, in October 2011, the local Antitrust Authority in Rovno, Ukraine, notified DP Siemens Ukraine of an investigation into anti-competitive practices in connection with a delivery of medical equipment to a public hospital in 2010. Siemens cooperated with the authority. The authority imposed a fine in an amount equivalent to €4,000. DP Siemens Ukraine did not appeal the decision.

Other proceedings

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In April 2009, TVO rejected the claims and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay amounting to approximately €1.43 billion based on an estimated completion of the plant in June 2012 with a delay of 38 months. In June 2011, the supplier consortium increased its monetary claim; it now amounts to €1.94 billion. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. The final phases of the plant completion require the full cooperation of all parties involved. The further delay as well as further schedule uncertainties in the completion of the plant could lead TVO to increase its counterclaims.

In December 2011, the United States Attorney’s Office for the Northern District of New York served a Grand Jury subpoena on the Company that seeks records of consulting payments for business conducted by the Building Technologies unit in New York State over the period from January 1, 2000 through September 30, 2011. Siemens is cooperating with the authority.

This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining or expenditures increasing as a result of adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the US$, British £ and the currencies of emerging markets such as China, India and Brazil), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, deterioration in the capital markets, decline in the conditions for the credit business, uncertainty related to the subprime, financial market and liquidity crises, including the sovereign debt crisis in the Eurozone, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures, including reorganization measures relating to its segments; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the performance, measurement criteria and composition of its Environmental Portfolio; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens or that there may be delays in the delivery of new products and services due to unexpected technical difficulties; changes in business strategy; the interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time resulting for example from natural disasters; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: January 24, 2012	/S/ DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/S/ DR. JUERGEN M. WAGNER
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling